                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


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                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


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                               MAY & SPEH, INC.
                      ------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                  577777 10 5
                                  -----------
                                 (CUSIP Number)

                      ------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-----------------------                                  ---------------------
 CUSIP NO. 577777 10 5                13G                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Lawrence J. Speh
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      USA
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                          SOLE VOTING POWER:
                   5
     NUMBER OF
                           3,929,147
        SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             44,370
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          3,929,147
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          44,370
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,973,517 (See Item 4)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      15.6%
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      TYPE OF REPORTING PERSON*
12

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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ITEM 1.

     (a)  Name of Issuer.

          May & Speh, Inc.

     (b)  Address of Issuer's Principal Executive Offices.

          1501 Opus Place
          Downers Grove, Illinois 60515

ITEM 2.

     (a)  Name of Person Filing.

          Lawrence J. Speh

     (b)  Address of Principal Business Office or, if none, Residence.

          c/o May & Speh, Inc.
          1501 Opus Place
          Downers Grove, Illinois 60515

     (c)  Citizenship.

          USA

     (d)  Title of Class of Securities.

          Common Stock, $.01 par value

     (e)  CUSIP Number.

          577777 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

                                       1

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     (e)  [ ]  Investment Adviser registered under Section 203 of the Investment
               Advisers Act of 1940,
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (see Sec. 240.13d-1(b)(1)(ii)(F)),
     (g)  [ ]  Parent Holding Company, in accordance with Sec.
               240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h)  [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

     Not Applicable.

ITEM 4.   OWNERSHIP.

     (a)  Amount Beneficially Owned.

          3,973,517

          Includes         shares held by trusts for the benefit of Mr. Speh and
                    shares held by trusts for the benefit of members of Mr. Speh's family. Mr. Speh serves as sole trustee of each of these trusts. Also includes (i) 176,000 shares issuable pursuant to currently exercisable employee stock options, (ii) 3,578 shares allocated to Mr. Speh's account in the May & Speh, Inc. Employee Stock Ownership Plan, with respect to which he shares voting and investment power with the trustee of the plan, and (iii) 40,612 shares held by the reporting person's spouse, as to which the reporting person disclaims beneficial ownership. Options held by Mr. Speh to purchase an additional 360,000 shares will become exercisable in two equal annual installments beginning September 30, 1998.

     (b)  Percent of Class.

          15.6%

     (c)  Number of shares as to which such person has

          (i)   sole power to vote or to direct the vote:

          (ii)  shared power to vote or direct the vote:                  44,370

          (iii) sole power to dispose or to direct the disposition of:

          (iv)  shared power to dispose or to direct the disposition of:  44,370

ITEM 5.   OWNERSHIP OF FIVER PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The information set forth under Item 4(a) of this report is incorporated herein by reference. No individual beneficiary of any of the trusts, except for Mr. Speh, has a beneficial interest of more than 5% of the outstanding securities covered by this report.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1997                   /s/ Lawrence J. Speh
                                          ----------------------------------
                                          Lawrence J. Speh

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